HSBC SECURITIES (USA) INC.

Statement of Financial Condition

December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of HSBC Securities (USA) Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

STATEMENT OF FINANCIAL CONDITION

	December 31, 2020
	(in millions)
Assets	
Cash	$ 285
Cash segregated under federal and other regulations	609
Financial instruments owned, at fair value (includes $9,072 pledged as collateral, which the counterparty has the right to sell or repledge)	9,153
Securities purchased under agreements to resell (includes $4 at fair value)	20,643
Receivable under securities borrowing arrangements	11,758
Receivable from brokers, dealers, and clearing organizations	4,154
Receivable from customers	269
Other assets (include $13 at fair value)	295
Total assets	$ 47,166
Liabilities	
Short-term borrowings	$ 111
Financial instruments sold, not yet purchased, at fair value	4,070
Securities sold under agreements to repurchase	37,208
Payable to customers	3,552
Payable to brokers, dealers, and clearing organizations	167
Accounts payable and accrued liabilities	344
Total liabilities	45,452
Liabilities subordinated to claims of general creditors	800
Common stock ($0.05 par value; 1,000 shares authorized; 25 shares issued and outstanding)	—
Capital in excess of par value	2,508
Accumulated deficit	(1,595)
Accumulated other comprehensive income (loss)	1
Shareholder's equity	914
Total liabilities and shareholder's equity	$ 47,166

The accompanying notes are an integral part of the statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization

HSBC Securities (USA) Inc. ("HSI") is a wholly owned subsidiary of HSBC Markets (USA) Inc. ("HMUS"), whose ultimate parent is HSBC Holdings plc ("HSBC"). HSI may also be referred to as "we," "us" or "our." We are an indirect wholly owned subsidiary of HSBC North America Holdings Inc. ("HNAH"), which is an indirect wholly owned subsidiary of HSBC. For purposes of this report, an affiliate is defined as a direct or indirect subsidiary of HSBC.

We are a registered broker-dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through HSI, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. We engage in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. We are also a primary dealer in U.S. Government and government agency securities.

We are a member of the Financial Industry Regulatory Authority ("FINRA"), New York Stock Exchange ("NYSE"), CME Group Inc. ("CME"), Intercontinental Exchange ("ICE"), LCH.Clearnet Ltd ("LCH"), Securities Investor Protection Corporation ("SIPC"), and The Options Clearing Corporation ("OCC"). We are eligible to clear over-the-counter derivatives at the CME, ICE and LCH.

We self-clear for our business other than our retail brokerage business. We utilize Pershing LLC ("Pershing"), a non-affiliated broker-dealer, as our clearing agent for retail securities brokerage transactions. Pershing carries the cash and margin accounts for our retail brokerage customers (both domestic and international) on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require the use of estimates by management. These estimates and underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates, including the fair value measurement of certain financial assets and financial liabilities, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

Cash Cash consists of amounts due from banks. These amounts may include balances that exceed the Federal Deposit Insurance Corporation (FDIC) limit.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased Financial instruments owned and financial instruments sold, not yet purchased, including debt and equity securities and derivative transactions, are reported in the statement of financial condition on a trade date basis and are recorded at fair value. Refer to Note 5, "Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value" for further discussion on fair value measurements.

Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net in receivable from brokers, dealers, and clearing organizations on the statement of financial condition.

Collateralized Financing Transactions Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the amount of cash paid or received, plus accrued interest. We offset reverse repurchase and repurchase agreements with the same counterparty and same maturity date, which are subject to master netting arrangements, as permitted by U.S. GAAP. In connection with reverse repurchase agreements, it is our policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when the value of collateral received is less than the amount loaned.We have classified transactions involving securities purchased or sold under pre-arranged buy-sell or sell-buy transactions to be reverse repurchase agreements and repurchase agreements, respectively.

Receivables under securities borrowing arrangements ("securities borrowed") are treated as collateralized financing agreements and are recorded at the amount of cash paid, plus accrued interest. Securities borrowed transactions require us to deposit cash or other collateral with the lender. The market value of collateral subject to securities borrowed is regularly monitored and additional collateral is obtained or provided to ensure collateral coverage of these secured financing transactions.

Allowance for Credit Losses We account for estimated credit losses on financial assets measured on an amortized cost basis in accordance with Financial Accounting Standards Board ("FASB") ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires us to estimate expected credit losses over the life of our financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Many of our financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and we reasonably expect the counterparty to continue to replenish the collateral. HSI determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the counterparty's borrowings and collateral, 2) the counterparty's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the counterparty or the amounts borrowed are not returned on demand. HSI has elected to apply the practical expedient to its collateralized financing transactions, and no allowance for credit losses has been recorded related to these transactions.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for transactions applying the practical expedient), HSI estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events and current conditions. All such assets were originated in the current year. HSI has receivables from customers and receivables from broker-dealers and clearing organizations consisting of receivables for unsettled trades, receivables for securities failed to deliver, underwriting fee receivables, and amounts related to our derivatives clearing business. These receivables are generally short-term in nature, and amounts are frequently settled on a delivery vs payment basis, which minimizes credit exposure. Due to the nature of these receivables, no allowance for credit losses has been recorded related to these balances.

Fair Value Option The fair value option allows us to irrevocably elect fair value, on an instrument by instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments. The guidance permits us to elect to measure certain eligible items at their initial recognition or upon occurrence of an event that gives rise to a new basis of accounting for those eligible items. We have elected to apply the fair value option to certain reverse repurchase agreements, repurchase agreements and securities borrowed arrangements which are entered into as part of trading strategies, and for which the financing component is an integral part of the trading strategy. For further information on the fair value option related to secured financing transactions, see Note 8, "Collateralized Financing Activities."

Income Taxes We are included in HNAH's consolidated federal income tax return and in various combined state income tax returns. As such, we have entered into a tax allocation agreement with HNAH and its subsidiary entities (the "HNAH Group") included in the consolidated return which governs the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. Generally, such agreements allocate taxes to members of the HNAH Group based on the calculation of tax on a separate return basis, adjusted for the utilization or limitation of credits of the consolidated group. To the extent all the tax attributes available cannot be utilized by the consolidated group, the proportionate share of the utilized attribute is allocated based on each affiliate's percentage of the available attribute computed in a manner that is consistent with the taxing jurisdiction's laws and regulations regarding the ordering of utilization. In addition, we file some separate company state tax returns.

We recognize deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for state tax credits and state net operating losses. Any Federal tax credits that cannot be currently utilized by the subsidiaries in the HNAH consolidated group are effectively transferred to HNAH and reflected within HNAH's deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the deferred tax items are expected to be realized. If applicable, valuation allowances are recorded to reduce deferred tax assets to the amounts we conclude are more likely than not to be realized. Since we are included in HNAH's consolidated federal tax return and various combined state tax returns, the related evaluation of the recoverability of the deferred tax assets is performed at the HNAH consolidated level. We consider the HNAH Group's consolidated deferred tax assets and various sources of taxable income in reaching conclusions on recoverability of deferred tax assets. The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity. In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans. This process involves significant management judgment about assumptions that are subject to change from period to period.

Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes. The methodology generally allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the HNAH Group's consolidated deferred tax asset against which the valuation allowance is being recorded.

Further evaluation is performed at the entity level to evaluate the need for a valuation allowance where we file separate company state income tax returns. Foreign taxes paid are applied as credits to reduce federal income taxes payable, to the extent that such credits can be utilized.

3. New Accounting Pronouncements

The following new accounting pronouncement was adopted effective January 1, 2020:

Financial Instruments Credit Impairment In June 2016, the FASB issued an ASU that significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The ASU requires entities to estimate and recognize an allowance for lifetime expected credit losses for loans, off-balance sheet credit exposures and certain other financial assets measured at amortized cost. The ASU allows for certain practical expedients to be elected in the measurement of expected credit losses, including financial assets secured by collateral that is subject to collateral maintenance provisions. The ASU requires expanded disclosures. The ASU is effective for all annual and interim periods beginning January 1, 2020 and is required to be applied by recording a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Due to the nature of our assets, which are predominantly at fair value through net income, or in the case of collateralized financing transactions, subject to collateral maintenance provisions, no cumulative effect adjustment to retained earnings was required as of January 1, 2020 upon adoption.

There have been no additional accounting pronouncements issued that are expected to have or could have a material impact on our financial position .

4. Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition.

		December 31, 2020
		(in millions)
Cash	$	285
Cash segregated under federal and other regulations		609
Total cash and restricted cash	$	894

Restricted cash included in cash segregated under federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and SEC Rule 15c3-3 under Securities Exchange Act of 1934. This cash is held within special reserve bank accounts for the exclusive benefit of customers.

5. *Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value*

Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value at December 31, 2020, consisted of the following:

December 31, 2020	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
	(in millions)	
U.S. government treasury notes, bonds, strips and zero coupon bonds	$ 6,874	$ 3,340
U.S. government agency securities	129	191
U.S. government treasury bills	1,609	115
Total U.S. government and government agency securities	8,612	3,646
Corporate debt	460	424
Asset-backed securities and municipal securities	81	—
Total	$ 9,153	$ 4,070

Derivative Financial Instruments In the normal course of business, we may enter into derivative transactions including financial futures contracts, exchange-traded options, securities purchased or sold on a delayed delivery or forward basis, FX forwards and interest rate swaps. These derivative instruments are held for trading purposes and as economic hedges to manage our exposure to market, credit, and interest rate risks.

Our derivative instruments, executed through regulated exchanges and over the counter markets, at contract or notional amounts, together with their fair values at December 31, 2020 are presented in the following table.

Our futures contracts are executed on exchanges and cash settlement occurs on a daily basis. The net unsettled open trade equity for futures contracts is included in receivable from or payable to brokers, dealers, and clearing organizations in the statement of financial condition.

December 31, 2020	Contractual/ Notional amount	Derivative Assets Financial Statement Location	Fair Value	Derivative Liabilities Financial Statement Location	Fair Value
		(in millions)			
Interest rate derivatives:					
Futures	$ 1,717	Financial instruments owned, at fair value	$ —	Financial instruments sold, not yet purchased, at fair value	$ —
Options	50	Financial instruments owned, at fair value	—	Financial instruments sold, not yet purchased, at fair value	—
Interest rate forwards	75	Financial instruments owned, at fair value	—	Financial instruments sold, not yet purchased, at fair value	—
FX forwards	43	Financial instruments owned, at fair value	—	Financial instruments sold, not yet purchased, at fair value	—
Total	$ 1,885		$ —		$ —

Fair Value Measurements and Hierarchy Accounting principles related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the "Fair Value Framework"). The Fair Value Framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most treasury bills, U.S. government and government agency securities (non-callable), and certain corporate debt.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are inactive, and measurements determined using valuation models where all significant inputs are observable, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements

include government agency securities, certain corporate debt, asset-backed securities, reverse repurchase and repurchase agreements, certain equity securities and over-the-counter derivatives.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements are comprised of certain corporate debt.

In determining the appropriate measurement levels, we perform an analysis on the assets and liabilities at the end of each reporting period taking into consideration the valuation technique applied in determining fair value. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

December 31, 2020	Fair Value Measurement on Recurring Basis			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Assets:				
Securities purchased under agreements to resell	$ —	$ 4	$ —	$ 4
Financial instruments owned:				
U.S. government treasury notes, bonds, strips and zero coupon bonds	$ 6,874	$ —	$ —	$ 6,874
U.S. government agency securities	17	112	—	129
U.S. government treasury bills	1,609	—	—	1,609
Corporate debt	23	394	43	460
Asset-backed securities	—	80	—	80
Municipal securities	—	1	—	1
Financial instruments owned	8,523	587	43	9,153
Other assets:				
Equity securities (1)	13	—	—	13
Total	$ 8,536	$ 591	$ 43	$ 9,170
Liabilities:				
Financial instruments sold, not yet purchased:				
U.S. government treasury notes, bonds, strips and zero coupon bonds	$ 3,340	$ —	$ —	$ 3,340
U.S. government agency securities	152	39	—	191
U.S. government treasury bills	115	—	—	115
Corporate debt	6	418	—	424
Financial instruments sold, not yet purchased, excluding derivative liabilities	3,613	457	—	4,070
Derivative liabilities	—	—	—	—
Total	$ 3,613	$ 457	$ —	$ 4,070

(1) Consists of ICE and CME shares held to maintain clearing memberships.

Valuation Techniques for Major Assets and Liabilities

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Securities purchased under resale agreements designated under FVO We elected to apply FVO accounting to certain securities purchased under reverse purchase agreements at fair value. The fair value of these resale agreements is determined using market rates currently offered on comparable transactions with similar underlying collateral and maturities.

Financial instruments owned and financial instruments sold, not yet purchased

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities, where possible. For certain securities,

internally developed valuation models are used to determine fair values or validate quotes obtained from pricing services. The following summarizes the valuation methodology used for our major security classes:

- U.S. government treasury notes, bonds, strips and zero coupon bonds - As these securities transact in an active market, fair value measurements are based on quoted prices for the identical security.

- U.S. government agency securities - For government sponsored mortgage-backed securities which transact in an active market, fair value measurements are based on quoted prices for the identical security or quoted prices for similar securities with adjustments as necessary made using observable inputs which are market corroborated. For government sponsored mortgage-backed securities which do not transact in an active market, fair value is determined primarily based on pricing information obtained from pricing services and is verified by internal review processes.

- Asset-backed securities - Fair value is primarily determined based on pricing information obtained from independent pricing services adjusted for the characteristics and the performance of the underlying collateral.

- Corporate debt - For non-callable corporate securities, a credit spread scale is created for each issuer. These spreads are then added to the equivalent maturity U.S. Treasury yield to determine current pricing. Credit spreads are obtained from the new market, secondary trading levels and dealer quotes. For securities with early redemption features, an option adjusted spread model is incorporated to adjust the spreads determined above. Additionally, we survey the broker/dealer community to obtain relevant trade data including benchmark quotes and updated spreads.

- Equity securities - Fair value measurements are primarily determined by dealer quotes.

The following table presents quantitative information about the unobservable inputs used to determine the recurring fair value measurements of assets classified as Level 3 fair value measurements at December 31, 2020.

Financial instrument type	Fair Value (in millions)	Valuation Technique(s)	Significant Unobservable Inputs	Range of Inputs (in millions)
Corporate debt	$43	Market comparable	Market value	$43- $50

The inputs used in the valuation are dependent on prices obtained from other entities, and are therefore potentially subject to significant fluctuations.

Additional Disclosures for the Purchase of Debt Securities of a Variable Interest Entity During 2017, we purchased a significant portion of the debt issuances of an entity engaged in the telecommunications business (the "Entity"). The debt securities are currently in default and the Entity is in bankruptcy. We consider the Entity to be a variable interest entity ("VIE") since it does not have sufficient equity to finance its activities without additional subordinated financial support. However, we are not the primary beneficiary since we do not have power to direct the activities of the Entity that most significantly impact its economic performance because the Entity is in bankruptcy. Therefore we have not consolidated the Entity. Our investment in the Entity is currently valued at $43 million, which is also our maximum exposure to loss as a result of our investments in the Entity. The investment is recorded in financial instruments owned, at fair value, in the statement of financial condition.

Additional Disclosures for Financial Assets and Liabilities Not Carried at Fair Value Certain financial assets and liabilities that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature or repricing terms and generally negligible credit risk. The following table presents information on these financial instruments.

	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
			(in millions)		
Financial assets:					
Cash	$ 285	$ 285	$ 285	$ —	$ —
Cash segregated pursuant to federal and other regulations	609	609	609	—	—
Securities purchased under agreement to resell	20,639	20,639	—	20,639	—
Receivable under securities borrowing arrangements	11,758	11,758	—	11,758	—
Receivable from brokers, dealers, and clearing organizations	4,154	4,154	—	4,154	—
Receivable from customers	269	269	—	269	—
Financial liabilities:					
Short-term borrowings	111	111	—	111	—
Securities sold under agreements to repurchase	37,208	37,208	—	37,208	—
Payable to customers	3,552	3,552	—	3,552	—
Payable to brokers, dealers, and clearing organizations	167	167	—	167	—
Liabilities subordinated to the claims of general creditors	800	810	—	810	—

6. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

The balances shown as receivable from and payable to brokers, dealers, and clearing organizations comprise the following:

	December 31, 2020
	(in millions)
Receivable from:	
Securities transactions not yet settled, net	$ 1,331
Exchanges and clearing organizations	2,577
Other receivables from brokers and dealers	130
Fail to deliver	116
	$ 4,154
Payable to:	
Exchanges and clearing organizations	$ 69
Other payables to brokers and dealers	50
Fail to receive	48
	$ 167

7. Receivable from and Payable to Customers

The balances shown as receivable from and payable to customers comprise the following:

	December 31, 2020
	(in millions)
Receivable from:	
Fail to deliver	$ 160
Customer accounts	109
Total	$ 269
Payable to:	
Customer accounts	$ 3,339
Fail to receive	213
Total	$ 3,552

8. Collateralized Financing Activities

Offsetting We account for transactions subject to reverse repurchase and repurchase agreements, and securities borrowing arrangements as collateralized financings, and those transactions executed with a single counterparty are presented net on the balance sheet, provided certain criteria are met that permit balance sheet offsetting under U.S. GAAP. Collateral pledged and received consists of securities, and is not offset on the balance sheet against the related collateralized assets and liabilities.

The following table presents the gross reverse repurchase agreements, securities borrowing arrangements and repurchase agreements, and the related offsetting amount permitted under U.S. GAAP at December 31, 2020. The table also includes amounts related to financial instruments that are not permitted to be offset but would be eligible for offsetting to the extent that an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be ambiguous. For example, this may be the case for certain government entities and U.S. pension plans.

	Assets					
	December 31, 2020					
				Gross Amounts Not Offset		
December 31, 2020	**Gross Amounts Recognized**	**Gross Amounts Offset in Balance Sheet** [1]	**Net Amounts Presented in the Balance Sheet**	**Financial Instruments Received** [2]	**Cash Collateral Received**	**Net Amount** [3]
	(in millions)					
Securities purchased under agreements to resell (enforceable)(4)	$ 34,714	$ (22,723)	$ 11,991	$ 11,982	$ 6	$ 3
agreements to resell (nonenforceable)	8,652	—	8,652	8,557	94	1
Receivables under securities borrowing arrangements (enforceable)	4,423	—	4,423	4,344	—	79
Receivables under securities borrowing arrangements (nonenforceable)	7,335	—	7,335	7,210	—	125
Total	$ 55,124	$ (22,723)	$ 32,401	$ 32,093	$ 100	$ 208

	Liabilities					
	December 31, 2020					
				Gross Amounts Not Offset		
	Gross Amounts Recognized	**Gross Amounts Offset in Balance Sheet** [1]	**Net Amounts Presented in the Balance Sheet**	**Financial Instruments Pledged** [2]	**Cash Collateral Received**	**Net Amount** [3]
	(in millions)					
Securities sold under agreements to repurchase (enforceable)	$ 40,613	$ (22,723)	$ 17,890	$ 17,879	$ —	$ 11
Securities sold under agreements to repurchase (nonenforceable)	19,318	—	19,318	19,318	—	—
Total	$ 59,931	$ (22,723)	$ 37,208	$ 37,197	$ —	$ 11

[1] Represents recognized amount of reverse repurchase and repurchase agreements with counterparties subject to legally enforceable netting that meet the applicable netting criteria as permitted by generally accepted accounting principles.

[2] Represents securities received or pledged to cover financing transaction exposures.

[3] Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

[4] We have elected the fair value option for reverse repurchase agreements totaling $4 million.

Collateral Pledged In and Pledged Out Associated with Collateralized Financing Activities The following table provides the class of collateral pledged and remaining contractual maturity of repurchase agreements accounted for as secured borrowings as of December 31, 2020:

	Overnight and Continuous	Up to 30 days	30 to 90 days	Greater than 90 days	Total
	(in millions)				
U.S. government and government agencies	$ 42,442	$ 14,771	$ 1,334	$ 73	$ 58,620
Corporate debt	527	138	294	276	1,235
Asset-backed securities	66	—	10	—	76
	$ 43,035	$ 14,909	$ 1,638	$ 349	$ 59,931

As part of our financing activities, we have also accepted collateral that we are permitted to sell or repledge, the fair value of which was $55,090 million as of December 31, 2020. Collateral in the amount of $55,050 million, has been sold or repledged.

9. Other Assets

The composition of other assets at December 31, 2020 was as follows:

	December 31, 2020
	(in millions)
Internally generated software, net	$ 69
Fees receivable	58
Deferred tax receivable	57
Accrued interest receivable	43
Affiliate receivables	42
Clearing organization and exchange shares (include $13 at fair value)	15
Prepaid expenses	3
Exchange membership, at cost (market value $1)	1
Other	7
	$ 295

10. Short-term Borrowings

Short-term borrowings representing unsecured loans used to fund day-to-day operations, including the securities settlement process, are shown in the table below as of December 31, 2020:

Credit provider	Expiry Date	Committed / Uncommitted	Line amount	Drawn amount	Undrawn amount
			(in millions)		
HSBC USA Inc.	11/15/2021	Uncommitted	$ 2,700	$ —	$ 2,700
HSBC USA Inc.	5/14/2021	Committed	1,000	—	1,000
HSBC USA Inc.	11/15/2021	Committed	500	—	500
HSBC USA Inc.	9/13/2021	Committed	300	75	225
HSBC Bank (USA) N.A.	Intra-day	Uncommitted	2,000	—	2,000
HSBC USA Inc.	Intra-day	Uncommitted	3,000	—	3,000
HSBC USA Inc.	Intra-day	Committed	800	—	800
Total			$ 10,300	$ 75	$ 10,225

Short-term borrowings also include bank account balances in overdraft of $36 million at December 31, 2020.

In assessing current market conditions, we have determined that an adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

11. Related Party Transactions

In the normal course of business, we enter into transactions with HSBC and its subsidiaries. These transactions include funding arrangements, derivative transactions, servicing arrangements, information technology support, centralized support services, banking, sales commissions and other miscellaneous services. The following tables and discussions below present the more significant related party balances generated by related party transactions:

	December 31, 2020
	(in millions)
Assets	
Cash	$ 67
Cash segregated under federal and other regulations	—
Financial instruments owned, at fair value	51
Securities purchased under agreements to resell	2,891
Receivable from brokers, dealers, and clearing organizations	127
Receivable from customers	133
Other assets	44
Liabilities	
Short-term borrowings	$ 110
Financial instruments sold, not yet purchased, at fair value	—
Securities sold under agreements to repurchase	4,831
Payable to brokers, dealers, and clearing organizations	51
Payable to customers	2,414
Accounts payable and accrued liabilities	122
Liabilities subordinated to claims of general creditors	
Floating rate revolving subordinated $850 loan due December 14, 2023 at LIBOR plus 176 basis points; subordinated $500 loan due April 8, 2022 at LIBOR plus 330 basis points.	$ 800

Funding and Derivative Related Arrangements with HSBC Affiliate   We have entered into revolving subordinated loan agreements with an affiliate. We have an $850 million revolving subordinated loan facility due December 14, 2023 with HSBC USA Inc. ("HUSI") at LIBOR plus 176 basis points. As of December 31, 2020, we have drawn $800 million from the facility. We also have a $500 million revolving subordinated loan facility due April 8, 2022 with HUSI at LIBOR plus 330 basis points. As of December 31, 2020, no amount has been drawn from the total facility of $500 million.

The subordinated loans are covered by agreements approved by FINRA and CME and are therefore available in computing net capital under the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule. To the extent that such borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2020, we have entered into a FX forward and swaps with an affiliate with a notional value of $43 million, resulting in a liability less than $1 million. We have also entered into interest rate forwards with affiliates with a notional value of $63 million. As part of our collateralized financing agreements, we have entered into reverse repurchase agreements and repurchase agreements with affiliates for carrying values of $2,891 million and $4,831 million, respectively.

12. *Postretirement Benefits*

Our employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by HNAH. Our employees are covered under HNAH's noncontributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason. There are no separate plans solely for our employees and, therefore, pension expenses and other postretirement employee benefits expenses for us are determined based on employee participation in the plans and are recorded through an intercompany charge from HNAH, which is cash settled monthly. The following is a discussion of HNAH's significant benefit plans.

Pension Plan   Certain employees are eligible to participate in the HNAH qualified defined benefit pension plan (the "Plan") which facilitates the development of a unified employee benefit policy and unified employee benefit plan administration for HSBC companies operating in the United States. Future benefit accruals for legacy participants under the final average pay formula and future contributions under the cash balance formula were previously discontinued and, as a result, the Plan is frozen.

The costs of the Pension Plan have been actuarially determined. We have not been allocated any portion of the Plan's net pension asset.

Defined Contribution Plan We maintain a 401(k) plan covering substantially all employees. Employer contributions to the plan are based on employee contributions.

Retiree Medical The HSBC - North America (U.S.) Retiree Health Plan ("Retiree Health Plan") is an employee welfare benefit plan sponsored by HNAH. Certain employees who were hired before January 1, 1993 are eligible to participate in the Retiree Health Plan. Employees hired or rehired by us on or after January 1, 1993 are not eligible for retiree medical benefits.

13. Stock Purchase Plan and Restricted Share Plan

Certain employees participate in HSBC's long-term stock-based incentive plans, which provide for grants of common stock-based awards, and restricted share units ("RSUs") described below. There are no separate plans solely for our employees.

Employee Stock Purchase Plan The HSBC International Employee Share Purchase Plan (the "HSBC ShareMatch Plan") allows eligible employees to purchase HSBC shares with a maximum monthly contribution of $327 in 2020. For every three shares purchased under the HSBC ShareMatch Plan (the "Investment Share") the employee is awarded an additional share at no charge (the "Matching Share"). The Investment Share is fully vested at the time of purchase while the Matching Share vests at the end of three years contingent upon continuing employment with the HSBC Group.

Restricted Share Plan Under the HSBC Group Share Plan, share-based awards have been granted to key employees typically in the form of restricted share units. These shares have been granted subject to either time-based vesting or performance based vesting, typically over three to five years. Annual awards to employees are generally subject to three-year time-based graded vesting. We also issue a small number of off-cycle grants each year, primarily for reasons related to recruitment of new employees.

14. Income Taxes

Under the income tax allocation agreement with HMUS, our U.S. federal, state and local income taxes are provided on a separate entity basis. We have a $9 million current income tax payable, net to HMUS at December 31, 2020.

We have net deferred income tax assets of $57 million at December 31, 2020, as follows:

	December 31, 2020
	(in millions)
Deferred tax asset:	
Net operating loss carryforward, Federal	$ 17
Net operating loss carryforward, State	190
Deferred compensation	31
Other	8
Gross deferred tax asset	246
Valuation allowance - Federal NOL	(17)
Valuation allowance - State NOL	(161)
Deferred tax assets, net of valuation allowance	68
Deferred tax liabilities:	
Capitalization costs	10
Performance fees	1
Gross deferred tax liability	11
Net deferred tax assets	$ 57

At December 31, 2020, we have valuation allowances against certain federal separate return losses and state net operating loss carryforwards, as disclosed in the table above, which are not supported by projections of future taxable income.

We remain subject to examination for federal income tax returns for 2017 and forward as well as state and local income tax examinations for years 2010 and forward. We are currently under audit by various state and local tax jurisdictions. Uncertain

tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and the closing of statute of limitations. Such adjustments are reflected in the tax provision.

As of December 31, 2020, for federal tax purposes, we have separate return net operating loss carry forwards of $80 million, of which $77 million expire in 2022 and $3 million expire in 2023.

It is our policy to recognize accrued interest related to unrecognized tax positions. We did not have any unrecognized tax benefits at December 31, 2020.

15. *Commitments and Contingent Liabilities*

Guarantees In the normal course of business, we provide guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. Our obligation under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such agreements is deemed remote.

Commitments   We have entered into forward starting reverse repurchase agreements and repurchase agreements that are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations. At December 31, 2020, we had committed to enter into reverse repurchase agreements and repurchase agreements of $1,311 million and $1,140 million, respectively. All contracts expire either before or on January 11, 2021.

Leases At December 31, 2020, we were obligated under two short-term lease agreements with two affiliated entities relating to property used for office space and business purposes. These lease agreements expired on December 31, 2020 and have been renewed for one year which will expire on December 31, 2021.

16. *Litigation and Regulatory Matters*

In addition to the matters described below, in the ordinary course of business, we are routinely named as a defendant in, or as party to, various legal actions and proceedings relating to activities of our current and/or former operations. These legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our regulated activities.

In view of the inherent unpredictability of legal matters, including litigation, governmental and regulatory matters, particularly where the damages sought are substantial or indeterminate or when the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of such matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation, governmental and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Once established, reserves are adjusted from time to time, as appropriate, in light of additional information. The actual costs of resolving litigation, governmental and regulatory matters, however, may be substantially higher than the amounts reserved for those matters.

Based on the facts currently known, in respect of each of the below investigations, it is not practicable at this time for us to determine the terms on which these ongoing investigations will be resolved or the timing of such resolution or for us to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on our financial statements in any particular period.

Canada Precious Metals Litigation

Beginning in December 2015, HSBC, HSBC Bank plc, HSBC USA, HSI, HSBC Bank Canada and HSBC Securities Canada have been named, along with other institutions, in several putative class actions filed in the Superior Courts of Justice in the

Provinces of Ontario and Quebec, Canada. The claim alleges, among other things, that defendants conspired to manipulate the prices of gold and silver derivatives. These claims include: (1) *DiFilippo and Caron v. The Bank of Nova Scotia, et al.* (Superior Court of Justice, Ontario Province) (Gold Fix); (2) *DiFilippo and Caron v. The Bank of Nova Scotia, et al.* (Superior Court of Justice, Ontario Province) (Silver Fix); (3) *Benoit v. Bank of Nova Scotia, et al.* (Superior Court of Justice, Quebec Province); and (4) *Ayas v. La Banque de Nouvelle-Ecosse, et. al.* (Superior Court of Justice, Quebec Province). These actions are proceeding.

Supranational, Sovereign and Agency ("SSA") Bonds Matters

In April 2017, HSBC, HSBC Bank plc, HBUS and HSI, among other institutions, were named as defendants in a putative class action complaint alleging a conspiracy to manipulate the market for U.S. dollar-denominated SSA bonds between 2005 and 2007 in violation of the federal antitrust laws. Defendants have moved to dismiss. In November 2017, plaintiffs filed a consolidated and amended complaint that dropped HSBC and HBUS as defendants. The remaining HSBC defendants, HSBC Bank plc and HSI, agreed to settle the dispute in December 2018. After the HSBC parties settled the lawsuit the court granted the non-settling defendants' joint motion to dismiss. The HSBC settlement has received final approval and this matter will no longer be reported.

In February 2019 plaintiff Zach Stachon, on behalf of a class of indirect purchasers, filed an action in the U.S. District Court for the Southern District of New York, against more than two dozen financial institutions, including HSBC Bank plc and HSI, alleging violations of state antitrust laws and breaches of common law arising out of an alleged conspiracy among the defendants to fix prices and restrain competition in the USD SSA bond market. This matter is at an early stage. This matter has been stayed while plaintiffs appeal the dismissal of the complaint in the main SSA Bonds action.

Mortgage Securitization Matters

Participants in the U.S. mortgage securitization market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the U.S. mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitizations, and at particular participants within these groups. We previously participated in residential loan securitization activities as an underwriter. From 2005 to 2007, we acted as underwriter for approximately $34 billion of securities issued by affiliates, and we also acted as underwriter for $42 billion of securities issued by third-parties. As an underwriter, our risks primarily relate to misrepresentations or omissions in the offering documents and other client communications.

We have been named as a defendant in a number of actions in our role as underwriter of residential mortgage-backed securities ("RMBS"), which generally allege that the offering documents for securities issued by securitization trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. As an underwriter of securities issued by affiliates, we may be entitled to indemnification by our affiliates. Those affiliates may, in turn, be entitled to indemnification as well. Additionally, as an underwriter of securities issued by third-parties, we may be entitled to indemnification by the issuer of the security. While these indemnities were intended to protect us from exposure to liability, it is possible that the enforceability of these indemnities may be challenged, or that collection of indemnity payments may be impaired due to the financial condition of the indemnifying party. In cases where we are named as a defendant along with our affiliates, we expect to allocate any potential judgment or other potential payment in connection with these matters among the various HSBC entities with potential exposure. These actions include *Federal Deposit Insurance Corporation as receiver for Citizens National Bank, v. Bear Stearns Asset Backed Securities I, LLC, et al.*, (12-CV-4000) and *Federal Deposit Insurance Corporation, as receiver for Colonial Bank v. Chase Mortgage Finance Corp., et al.*, (12-CV-6166). In December 2020 we settled these matters.

Given there are no remaining lawsuits in the mortgage securitization space against HSI, and with the passage of time and applicable statutes of limitations, HSI will be removing this section from future filings.

Benchmark Rate Litigation

ICE LIBOR Litigation Matters Beginning in January 2019, putative class action complaints have been filed in the U.S. District Court for the Southern District of New York on behalf of persons who purchased over the counter instruments paying interest indexed to ICE LIBOR from a panel bank against HSBC Bank plc, HSBC Bank USA, HSBC North America, HSBC USA and HSI, as well as other panel banks, alleging a conspiracy to depress USD ICE LIBOR from February 2014 (when ICE began administration of LIBOR) to the present. The complaints allege, among other things, misconduct related to the suppression of the benchmark rate in violation of US antitrust and state law. (*Putnam Bank v. Intercontinental Exchange, Inc., et al.* and *Hawaii Sheet Metals Workers Health & Welfare Fund, et al. v. Intercontinental Exchange, Inc., et al.*). These matters were consolidated and captioned, "*In Re ICE LIBOR Antitrust Litigation*." The court granted the defendants' joint motion to dismiss and the dismissal is now on appeal.

In August 2020 a complaint was filed in the U.S. District Court for the Northern District of California on behalf of several individual borrowers under variable consumer debt products such as mortgages and credit cards. The complaint alleges that, as administered, the ICE LIBOR system constitutes an illegal monopolization and price-fixing conspiracy and seeks a declaration that any agreement containing LIBOR-based variable interest rates is illegal and void under U.S. antitrust law, as well as an injunction prohibiting the defendants, which include HGHQ, HBEU, HBUS, and HSI, from enforcing any loan or credit agreement containing a LIBOR based variable interest rate (*McCarthy, et al. v. Intercontinental Inc., et al.*). This matter is proceeding.

U.S. Government Sponsored Enterprise ("GSE") Related Investigation

The DOJ has requested information from us and reportedly other financial institutions regarding U.S. GSE securities trading practices. We are cooperating with the investigation.

Government Sponsored Enterprise ("GSE") Bond Litigation

At least four (4) entities have opted out of the GSE Bond Antitrust Litigation settlement and filed individual actions containing similar allegations in the U.S. District Courts for the Eastern and Middle Districts of Louisiana (*State of Louisiana v. Bank of America, N.A., et al.*, 3:19-cv-00638; *City of Baton Rouge/East Baton Rouge Parish, et al. v. Bank of America, N.A., et al., 3:19-cv-00725; Louisiana Asset Management Pool v. Bank of America Corporation, et al., 2:20-cv-01095; and City of New Orleans, et al. v. Bank of America, N.A., et al.*, 2:20-cv-02570). These matters are at early stages.

17. Risk Managment

Financial Instruments with Off-Balance-Sheet Risk In the normal course of business, our customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose us to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and we have to purchase or sell the financial instrument underlying the contract at a loss.

As part of our financing and securities settlement activities, we use securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

Concentrations of Market Risk In the normal course of our operations, we enter into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities positions that result from market-making. The potential for changes in the market value of our trading positions is referred to as market risk. All of our inventory positions are marked-to-market with changes recorded in Trading-net in the statement of operations. We monitor and manage our market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies.

Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

Concentrations of Credit Risk Credit risk is measured by the loss that we would record if our counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. We have established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

We regularly transact business with, and own securities issued by, a range of corporations, governments and agencies, and other financial institutions. We also enter into collateralized financing agreements in which we extend short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

We control access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Our policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with our custodian.

Liquidity Risk Liquidity risk is the risk that an institution will be unable to meet its obligations as they become due or fund its activities because of an inability to liquidate assets or obtain adequate funding. We continuously monitor the impact of market events on liquidity positions. As discussed in Note 11, "Related Party Transactions," we do obtain some liquidity support through borrowing arrangements with our affiliates.

Operational Risk Management   Operational risk results from inadequate or failed internal processes, people and systems or from external events, including legal risk. Operational risk is relevant to every aspect of our business and covers a wide spectrum of risks.

Resilience risk Resilience risk is the risk that we are unable to provide critical services to our customers, affiliates and counterparties as a result of sustained and significant operational disruption.

Compliance Risk Management   Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. It is a composite risk that can result in regulatory sanctions, financial penalties, litigation exposure and loss of reputation. Compliance risk is inherent throughout the organization.

18. Net Capital Requirements

We have elected to use the alternative method, permitted by SEC Rule 15c3-1 under Securities Exchange Act of 1934, which requires that we maintain a minimum net capital, equal to the 2 percent of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, we are required to maintain a minimum net capital in an amount equal to the greater of $1 million or 8 percent of total risk margin in noncustomer accounts plus 8 percent of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2020, our net capital was $1,283 million, which was 412.88 percent of aggregate debit balances, and $813 million in excess of our required net capital of $470 million.

We are also subject to the customer protection SEC Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2020, qualified securities segregated in a special reserve account for the exclusive benefit of customers was $290 million. The qualified securities were received from securities purchased under agreements to resell on the statement of financial condition. We also have deposited $5 million in a Proprietary Accounts of Brokers (PAB) reserve account.

19. Subsequent Events

No other material events or transactions that would require recognition or disclosure in the statement of financial condition have occurred subsequent to the date of the statement of financial condition, and through March 1, 2021, the date of issuance of the statement of financial condition.